  GP LLC

August 12, 2010

Via EDGAR submission and U.S. Mail

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mail Stop 4628
Washington, DC 20549-4628
Attention:	H. Roger Schwall, Assistant Director

Re:	Pioneer Southwest Energy Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 6, 2010
File No. 001-34032

Dear Mr. Schwall:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to our Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K") and our Form 10-Q for the fiscal quarter ended March 31, 2010 in the comment letter dated July 29, 2010 (the "Comment Letter"), addressed to Mr. Scott D. Sheffield, Chairman and Chief Executive Officer of Pioneer Natural Resources GP, LLC, the general partner of Pioneer Southwest Energy Partners L.P. ("PSE" or the "Partnership").

Comment Responses

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter.  Our response to each comment follows in plain text.

5205 N. O'CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587

H. Roger Schwall
Securities and Exchange Commission

August  12, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties

Reserve Estimation Procedures and Audits, page 38

1.
While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles".  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  This comment also applies to Exhibit 99.1

Response:
In the February 19, 2007 publication of the Society of Petroleum Engineers (the "SPE") entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" (SPE 2007 Standards), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are "generally accepted petroleum engineering and evaluation principles" applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the "principles of physical science, mathematics, and economics."  A copy of the SPE 2007 Standards is available for reference at the following website:

http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.

Other than the SPE 2007 Standards, we are not aware, and Netherland, Sewell & Associates, Inc. ("NSAI") informs us that NSAI is not aware, of a single official reference or compilation that sets out a concise list of "generally accepted petroleum engineering and evaluation principles."  Both we and NSAI generally look to the SPE 2007 Standards, the Commission regulations and other SPE publications, including SPE's publication entitled Petroleum Resources Management System, and use textbooks such as "Applied Petroleum Reservoir Engineering" by Craft and Hawkins and "Practical Reservoir Engineering Methods" by H.C. Slider as a basis for "generally accepted petroleum engineering and evaluation principles."

The estimates shown in the report of NSAI included as Exhibit 99.1 to the Partnership’s 2009 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.  In future filings, we will refer to the SPE 2007 Standards, and NSAI has informed us that NSAI will also refer to such standards in the report it provides to us for filing as an exhibit to our Form 10-K.

H. Roger Schwall
Securities and Exchange Commission

August  12, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 47

Results of Operations, page 49

2.
We note that you often refer to two or more factors that contributed to material changes over the reported periods.  Please revise your disclosure to quantify the amount of the changes contributed by each of the factors or events that you identify.  Please refer to Section III.D of SEC Interpretive Release 33-6835 (May 18, 1989), which may be found at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

Response:
We respectfully submit that within the Partnership’s Results of Operations in its 2009 Form 10-K, where two or more factors or events contributed to material changes over the reported periods, the impacts of the factors or events were readily computable from the financial statements, the Selected Financial Data and/or tables that we provided within the applicable subsections of "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations."  Examples include tables disclosing sales volumes by commodity, average sales prices, average per-barrel-of-oil-equivalent ("BOE") production cost components and ad valorem and production taxes per BOE.

However, we propose, in future filings to enhance our disclosure in situations where two or more factors or events contribute to a single material change. For example, upon receiving the Commission’s comment letter, we expanded the disclosures within "Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" of the Partnership’s Form 10-Q for the fiscal quarter ended June 30, 2010, filed with the Commission on July 30, 2010, to quantify two or more components that contributed to a single material change, unless the information was readily available in tabular format in the filing.  The registrant respectfully proposes continued prospective compliance with this enhanced disclosure in lieu of revision of the Partnership’s 2009 Form 10-K.

Financial Statements

Note B – Summary of Significant Accounting Policies

Oil and gas properties, page 70

3.
You state here that capitalized costs relating to proved properties are depleted using the units-of-production method based on proved reserves.  Expand this section to indicate, if true, that capitalized costs of exploratory wells and development costs are depreciated by the unit-of-production method based on proved developed reserves.  Refer to the requirements of ASC 932-360-35-7.

H. Roger Schwall
Securities and Exchange Commission

August  12, 2010

Response:
ASC Topic 932-360-35-6 provides that acquisition costs of proved properties should be amortized by the unit-of-production method using total proved reserves and ASC Topic 932-360-35-7 provides that exploratory well costs and additional development costs should be amortized by the unit-of-production method using proved developed reserves.  The Partnership’s oil and gas properties are comprised of proved acquisition, exploratory drilling and development cost bases transferred from the Partnership’s Predecessor and, to a much lesser extent, additional development costs of the Partnership.  The Partnership amortizes these costs over either total proved reserves or proved developed reserves, as required by ASC Topic 932-360-35-6 and ASC Topic 932-360-35-7, and disclosed in its 2009 Form 10-K and Form 10-Q for the fiscal quarter ended March 31, 2010 that it uses the unit-of-production method to amortize the costs using proved reserves.

However, in future filings, we will enhance our disclosure to clarify the methods used to amortize the Partnership’s proved oil and gas properties.  For example, we enhanced this disclosure in the Partnership’s Form 10-Q for the fiscal quarter ended June 30, 2010, to state that "capitalized costs relating to proved properties are depleted using the unit-of-production method based on total proved reserves or proved developed reserves, depending on the nature of the capitalized costs."  The general partner respectfully submits that prospective application of this expanded disclosure should be provided in lieu of revising the Partnership’s 2009 Form 10-K.

Exhibit 99.1

4.
We note in your independent third-party engineers’ audit of your estimates of proved reserves, in their opinion they concluded that, "the estimates of PSE’s proved reserves and future revenue shown here are, in the aggregate, reasonable and have been prepared in accordance with the generally accepted petroleum engineering and evaluation principles."  The Society of Petroleum Engineers’ guidance specifies that "reasonable" agreement requires no aggregate difference larger than 10%.  Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how you and your third party engineers addressed it.

Response:	The general partner confirms that the audit of the Partnership’s proved reserves and future cash flows discounted at 10% did not result in any aggregate audit difference greater than 10 percent.

H. Roger Schwall
Securities and Exchange Commission

August  12, 2010

In connection with the Partnership's responses to the Staff's comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the responses set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3581).

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

By:	Pioneer Natural Resources GP LLC, its
general partner

/s/ Richard P. Dealy
Richard P. Dealy, Executive Vice President
and Chief Financial Officer

cc:           Scott D. Sheffield
Frank W. Hall
Kerry D. Scott
Suying Li, Division of Corporate Finance